SC Distributors, LLC

(SEC I.D. No. 8-68338)

Statement of Financial Condition
As of December 31, 2016

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC Document

SC Distributors, LLC
Index
December 31, 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 Town Centre Drive, Suite 600
(No. and Street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton 603-379-2478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

600 Anton Boulevard, Suite 500	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, **Daniel Beaton** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SC Distributor, LLC _____, as

of **December 31** _____, 20 **16** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Brandon J. Sheldon
Notary Public. State of New Hampshire
My Commission Expires Dec 03 2019

_____
Notary Public

_____
Signature

FINOP
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO

Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

600 Anton Blvd., Suite 500
Costa Mesa, CA 92626

Report of Independent Registered Public Accounting Firm

SC Distributors, LLC
Costa Mesa, California

We have audited the accompanying statement of financial condition of SC Distributors, LLC as of December 31, 2016. This financial statement is the responsibility of SC Distributors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SC Distributors, LLC at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 28, 2017

SC Distributors, LLC
Statement of Financial Condition
December 31, 2016

(dollars in,000s)

Assets

Cash	$ 4,705
Fees and commissions receivable	550
Reimbursable expenses receivable, net of $277 allowance	1,468
Prepaids and other assets	528
Property and equipment, net	546
Total assets	**$ 7,797**

Liabilities and Member's Capital

Accounts payable and accrued expenses	$ 2,814
Accrued compensation and benefits	1,083
Total liabilities	3,897

Commitments and contingencies (See Note 8)

Member's Capital	3,900
Total liabilities and member's capital	**$ 7,797**

The accompanying notes are an integral part of the financial statements.

1. **Organization of the Company**

   SC Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company has a single member, Carter Validus Securities Holdings, LLC ("CVSH"), which is owned by Strategic Capital Management Holdings, LLC, formerly known as Validus/Strategic Capital Partners, LLC ("SCMH" or the "Member").

   On August 29, 2014, SCMH was acquired by RCS Capital Corporation ("RCAP"). On January 29, 2016, SCMH and its subsidiaries were sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale to RCAP.

   The Company is a dealer-manager for public non-traded real estate investment trusts ("REITs"), for a public, non-traded business development company ("BDC"), and for public, non-traded limited liability companies ("LLCs") ("collectively referred to as the Nontraded Product sponsors").

   Since April 17, 2012, the Company has served as the dealer manager for the public offering of shares of common stock for Sierra Income Corporation ("SIC"). For the period of December 28, 2012 through June 30, 2016, the Company served as the dealer manager for the public offering of shares of common stock for RREEF Property Trust, Inc. ("RPT"). Since February 25, 2013, the Company has served as the dealer manager for the public offering of limited liability company units for Trilinc Global Impact Fund, LLC ("TRI"). Since August 7, 2013, the Company has served as the dealer manager for the public offering of limited liability company units for Greenbacker Renewable Energy Company, LLC ("GREC"). Since June 24, 2014, the Company has served as the dealer manager for the public offering of shares of common stock of Carter Validus Mission Critical REIT, Inc. II ("CVMCR II"), an affiliate.

   The Company incurred losses during the reporting period. The Company expects to generate operating losses for the foreseeable future and is reliant upon capital support from the Member to fund operations. The Member has agreed to provide, or cause to be provided, the necessary financial support to fund operations, as necessary, at least through March 15, 2018.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared in conformity with accounting principles, generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

   Cash
   The Company maintains all of its operating cash with two major financial institutions. The Company had approximately $4.2 million in cash balances as of December 31, 2016, that were in excess of the FDIC insured limits. The Company has never experienced any losses related to these balances.

Commissions, Dealer Manager and Distribution Fees Receivables

Commissions, dealer manager and distribution fees receivable primarily consist of commission, dealer manager and distribution fees from the sale of nontraded products.

Reimbursable Expenses Receivables

Reimbursable expense receivable represents amounts due for the reimbursement of organizational and offering costs ("O&O") previously paid by the Company on behalf of, and in connection with, the distribution and sale of Nontraded Products. Such organizational and offering costs include legal, meeting and conference sponsorships, travel, and promotional items.

As of December 31, 2016, the Company's O&O receivable balance is comprised of $1.4 million, $0.2 million, $53,000 and $36,000 from TRI, CVMCR II, GREC and SIC, respectively. The Company has recognized an allowance of $277,000 against certain aged receivable balances. During 2016, the Company settled its dispute with O'Donnell Strategic Industrial REIT, Inc. ("OSIR") (See Note 8).

Prepaid Expenses and Other Assets

Prepaid and other assets consist primarily of prepaid insurance, meeting fees and regulatory fees.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and/or amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense as incurred. Office furniture, equipment, computer hardware and software are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease (See Note 5).

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. For the year ended December 31, 2016, no material impairments of long-lived assets were reported.

Commissions, Distribution Fees and Marketing Fees Payable to Broker-Dealers

The Company pays commissions and distribution fees to broker-dealers in connection with the distribution and sale of shares or units of the Nontraded Product sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2016 there was approximately $913,000 outstanding for commissions, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition. See Note 6 Related Party Transactions for amounts payable to, and expenses incurred for, other broker dealer subsidiaries of RCAP.

Accrued Compensation and Benefits

Accrued compensation and benefits primarily consist of commission, accrued vacation and bonuses due to certain employees of the Company. The accrued commission is a function of sales

volume and is paid to our external wholesalers, internal sales force and sales management personnel.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company as an entity. The Member reports on its federal and state income tax returns it's share of income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company follows accounting policies under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management has analyzed the Company's tax positions taken in all potential open tax years and has concluded that as of December 31, 2016, there are no positions which would call into question the Company's tax exempt status. As such, the Company does not have an accrual for uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. For the year ended December 31, 2016, the Company did not incur interest expense or penalties.

Operating Leases

The Company conducts its operations on premises leased by SCMH.

Concentrations

Of the total reimbursable expenses receivable balance (net of the $277,000 bad debt reserve), approximately 97% is due from TRI.

3. **Fair Value Disclosures**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

As of December 31, 2016, the Company does not carry any fair value items that fall into the above levels of the hierarchy. In addition to the above considerations, and while receivables, prepaid, other assets, accounts payable and accrued liabilities and accrued compensation and benefits are not subject to fair value measurement, management believes that these assets and liabilities are carried at values that are approximate to fair value given their short term nature.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2016, the Company had net capital of $1,110,000 which was $860,000 in excess of its required minimum net capital of $250,000.

The Company is claiming exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

5. **Property and Equipment**

Fixed assets as of December 31, 2016, are as follows:

(in thousands)

Computer equipment and software	$	426
Office equipment and fixtures		452
Leasehold improvements		45
Less accumulated depreciation and amortization		(377)
Property and equipment, net	$	546

Depreciation and amortization expense for the year ended December 31, 2016 was $186,000.

6. **Related-Party Transactions**

One of the indirect members of SCMH has a controlling interest in the CVMCRII fund. Therefore, the Company and the CVMCRII fund are considered to be related parties as of January 29, 2016.

Management Fees
As of December 31, 2016, the Company had a receivable from SCMH of $94,000 which is included in prepaids and other assets.

As of December 31, 2016, the Company had no amounts were due or payable.

7. **Defined Contribution Plan**

SCMH sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of December 31, 2016, the Company did not match contributions.

8.   **Commitments and Contingencies**

On February 4, 2015, RCAP entered into a seven year lease agreement with One Town Center Associates, the landlord, for office space located in Costa Mesa, California. In September 2015, the Company relocated to the Costa Mesa office space. Rental payments under the lease were $398,000 for the year ended December 31, 2016. Rental expense including parking and expensed leasehold improvements were $448,000 during the year ended December 31, 2016.

RCAP was responsible for and allocated 50% of the Costa Mesa lease to the Company based on the Company's approximate square footage use of the property. However, business events in the fourth quarter of 2015 resulted in RCAP not being able to meet its agreed percentage of rent payment. On January 29, 2016, prior to RCAP filing bankruptcy, RCAP sold SCMH to its former principals and an investor group. SCMH assumed the remaining lease term for the Costa Mesa office space and going-forward the Company is expected to assume approximately 70% of the gross annual rent.

The estimated future minimum lease payments associated with the Costa Mesa office space as of December 31, 2016 are as follows:

(dollars in, 000s)

Year Ended December 31	Amount
2017	$ 273
2018	280
2019	325
2020	333
2021	333
Thereafter	222
Total minimum lease payments	$ 1,766

Legal Matters
In the normal course of business, the Company is involved in various claims and legal proceedings. These matters are not expected to have a material adverse effect on the Company's financial statements.

9.   **SEC Rule 15c3-3**

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provisions.

10.   **Subsequent Events**

The Company evaluated subsequent events through February 28, 2017, which is the date that the financial statements were issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements except for:

- Subsequent to December 31, 2016 and through February 28, 2017, the Company received $1.3 million in capital contributions from the Member.

- Greenbacker's primary offering closed on February 6, 2017 and the follow-on offering opened February 8, 2017.